



12012273

BB
3/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49577

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 AND ENDING December 31, 2011
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Percival Financial Partners Lt

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

Village Square II Suite 252 5100 Falls Road
                                    (No. and Street)

Baltimore, MD 21210
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth P. Taylor, Sr.   (410) 323-5333
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard N. Colman, CPA, Auditors, PC
                    (Name – if individual, state last, first, middle name)

2 Reservoir Circle Suite 100 Baltimore, MD 21208
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Kenneth P. Taylor, Sr.__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Percival Financial Partners, Ltd.__ , as of __December 31,__ , 20 __11__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

__Kenneth P. Taylor, Sr. President__
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer
Name: PERCIVAL FINANCIAL PARTNERS, LTD.
Address: VILLAGE SQUARE II SUITE 252
5100 FALLS ROAD
BALTIMORE, MD 21210
Telephone: 410-323-5333
SEC Registration Number: _8 - 49577_
FINRA Registration Number: _41813_

(ii) Accounting Firm
Name: RICHARD N. COLMAN, CPA, AUDITORS, PC
Address: 2 RESERVOIR CIRCLE SUITE 100 BALTIMORE, MD 21208
Telephone: 410-653-0800
Accountant's State Registration Number: 8371

Date of PCAOB Registration Approval: December 17, 2009

(iii) Audit date covered by the Agreement: DECEMBER 31, 2011

(iv) The contractual commitment to conduct the broker's or dealer's annual audit -
- (check one)

( ) is for the annual audit only for the fiscal year ending DECEMBER 31, 2011*
(X) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this
form each successive year. Pursuant to Rule 17a-5(f)(2), the above person has
been designated as the independent public accountant for the above-mentioned
broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the
Securities and Exchange Commission will not recognize: (a) any person as a
certified public accountant who is not duly registered in good standing as such
under the laws of his place of residence or principal office; or (b) any person as a
public accountant who is not in good standing and entitled to practice as such
under the laws of his place of residence or principal office. Lastly, I understand
that should the above-mentioned broker-dealer submit an audit by someone not
recognized by the SEC as set forth in Rule 17a-5(f)(1), FINRA may deem the
audit of the broker-dealer to not have been filed.

Signature: _____
Name: KENNETH P. TAYLOR, SR   President

Date: _2/16/2012_

PERCIVAL FINANCIAL PARTNERS, LTD.

FINANCIAL STATEMENTS
DECEMBER 31, 2011

WITH AUDIT REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS ᴊᴏ AUDITORS
A Professional Corporation
2 Reservoir Circle, Suite 100
Baltimore, Maryland 21208
Phone: (410) 486-8500
FAX: (410) 653-1093

PERCIVAL FINANCIAL PARTNERS, LTD.
DECEMBER 31, 2011
CONTENTS

Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS &) AUDITORS
A Professional Corporation
2 Reservoir Circle, Suite 100
Baltimore, Maryland 21208

Phone: (410) 486-8500
FAX: (410) 653-1093

To the Board of Directors
Percival Financial Partners, Ltd.
Baltimore, Maryland

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS

We have audited the accompanying statement of financial condition of Percival Financial Partners, Ltd. as of December 31, 2011, and the related statements of income and retained earnings, cash flows and changes in stockholders' equity, and related computation of net capital and schedule of operating expenses for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements, and related schedules thereto, referred to above present fairly, in all material respects, the financial position of Percival Financial Partners, Ltd. as of December 31, 2011 and the results of its operations, cash flows, changes in stockholders' equity, and related computation of net capital and schedule of operating expenses for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Richard N. Colman, CPA, Auditors, PC

Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS &) AUDITORS
A Professional Corporation

Baltimore, Maryland
January 20, 2011

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011

ASSETS

CURRENT ASSETS

Cash and Cash Equivalents (Note 1)	109,920
Accounts Receivable (Notes 1 and 2)	24,591
Employee Receivables	199,355
Prepaid Expenses	6,114
TOTAL CURRENT ASSETS	**339,980**

FIXED ASSETS (Note 3)

Furniture	27,176
Office Equipment	81,457
Leasehold Improvements	9,310
TOTAL FIXED ASSETS, at cost	117,943
ACCUMULATED DEPRECIATION (Note 3)	108,052
TOTAL FIXED ASSETS, net	9,891

OTHER ASSETS

Organizational Expense (net of $2,500 of accumulated amortization)	0
TOTAL OTHER ASSETS	0
TOTAL ASSETS	349,871

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

CURRENT LIABILITIES

Accounts and Pension Payable (Note 1)	23,409
TOTAL CURRENT LIABILITIES	23,409
TOTAL LIABILITIES	23,409

STOCKHOLDER'S EQUITY

Common Stock, $1 Par Value	50,000
(75,000 shares authorized; 50,000 shares issued and outstanding)	
Contributed Capital In Excess of Par	275,500
Retained Earnings (Deficit)	962
TOTAL STOCKHOLDER'S EQUITY	326,462

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	349,871

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2011

	$	%
COMMISSION INCOME	1,111,111	100.00
COST OF COMMISSIONS		
Execution Expense	96,157	8.65
Clearance Expense	62,101	5.59
Fees Expense	2,692	0.24
TOTAL COST OF COMMISSIONS	160,950	14.49
GROSS PROFIT	950,161	85.51
OPERATING EXPENSES (See Schedule)	768,622	69.18
NET INCOME (LOSS) FROM OPERATIONS	181,539	16.33
OTHER INCOME (EXPENSE)		
Dividend and Interest Income	5,495	0.49
Miscellaneous Income	300	0.03
Loss on Abandonment of Asset	(4,852)	(0.44)
TOTAL OTHER INCOME (EXPENSE)	943	0.09
NET INCOME (LOSS)	182,482	16.42
RETAINED EARNINGS (DEFICIT), Beginning	51,055	
S Corporation Distributions	(232,575)	
RETAINED EARNINGS (DEFICIT), Ending	962	

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOW FROM OPERATING ACTIVITIES:

Net Income (Loss)	182,482

Adjustments to Reconcile Net Income (Loss) to
Net Cash Provided by Operating Activities:

Depreciation	2,116
Dividend and Interest Income	(5,495)
Loss on Abandonment of Fixed Assets	4,852
Increase in Accounts Receivable	40,356
Decrease in Prepaid Expenses	(399)
Increase in Accounts Payable	5,854
Total Adjustments	47,284
Net Cash Provided By Operating Activities	229,766

CASH FLOWS FROM INVESTING ACTIVITIES:

Dividend and Interest Income	5,495
Increase in Employee Receivables	58,152
Acquisition of Fixed Assets (Net of Disposition)	(626)
Loss on Abandonement of Fixed Assets	(4,852)
S Corporation Distributions	(232,575)
Rounding	0
Net Cash Flows From Investing Activities:	(174,406)

CASH FLOWS FROM FINANCING ACTIVITIES

Net Cash Flows From Financing Activities	0
NET INCREASE (DECREASE) IN CASH	55,360
CASH AND CASH EQUIVALENTS, BEGINNING	54,560
CASH AND CASH EQUIVALENTS, ENDING	109,920
Interest Actually Paid	0
Taxes Actually Paid	0

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statement are an integral part of this statement.

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Stock	Contributed Capital in Excess of Par	Retained Earnings
Beginning Balance	50,000	275,500	51,055
Additions	0	0	0
Reductions	0	0	(232,575)
Net Income (Loss)	0	0	182,482
Ending Balance	50,000	275,500	962

PERCIVAL FINANCIAL PARTNERS, LTD.

THIS PAGE INTENTIONALLY LEFT BLANK

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Organization

Percival Financial Partners, Ltd. was formed under Maryland law pursuant to Articles of Incorporation dated August 16, 1996. The Company provides services as an Introducing Broker subject to licensing under the Financial Industry Regulatory Authority, Inc., or FINRA. The Company controls no custodial accounts of its clients. Currently all trades are performed (by contractual agreement) through Penson Financial Services, Inc. The majority of clients, both as a function of number and volume, are institutional-based money management firms managing investment portfolios on behalf of their national institutional clients. In the event counterparties do not fulfill their obligations the Company may be at risk. The risk of default by these counterparties depends on the credit worthiness of the counterparty or issuer of the security. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

On August 1, 2006 Kenneth P. Taylor, Sr. bought the shares previously owned by Arnold Smolen and now owns 50,000 shares and is the 100% shareholder of the Company.

Accounting Method

Percival Financial Partners, Ltd. utilizes the accrual method of accounting in determining revenue and expenses. Under this method, revenue is recognized when earned and expenses charged when incurred. Commissions are recorded upon the trade date basis.

Cash Equivalents

Cash equivalents include those securities that have short-term maturity dates of less than six months.

Fixed Assets

Fixed assets are stated at cost. Depreciation is provided for in amounts sufficient to allocate the cost of the depreciable assets to operations over their estimated useful lives ranging from three to seven years utilizing the declining balance method.

Income Taxes

The Company elected S Corporation status under the Internal Revenue Code and, as such, is not taxed on its income. All elements of income or loss are reflected on the individual income tax returns of its stockholder.

Note 2 - ACCOUNTS RECEIVABLE

All accounts receivable were collected within the fist 15 days of 2011, hence, the allowance for doubtful accounts as of December 31, 2011 was $0.

PERCIVAL FINANCIAL PARTNERS, LTD.
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2011

Note 3 - FIXED ASSETS
The components of fixed assets at December 31, 2011 are summarized as follows:

ASSET	COST	ACCUMULATED DEPRECIATION	BOOK VALUE
Furniture and Fixtures	$ 27,176	$ 27,176	$ 0
Office Equipment	81,457	79,508	1,949
Leasehold Improvements	9,310	1,368	7,942
Total Fixed Assets - Cost	$ 117,943	$ 108,052	$ 9,891

Depreciation expense for the year ended December 31, 2011 was $2,116.

Note 4 - LEASE COMMITMENT
Percival Financial Partners, Ltd. leases its office space from The Village at Cross Keys, Inc. under a 6 year 9 month operating lease expiring September 30, 2017. The lease expense through the maturity of the lease is as follows:

YEAR ENDED DECEMBER 31,	AMOUNT
2012	$ 45,558.24
2013	47,382.00
2014	49,277.28
2015	51,244.08
2016	53,300.28
2017	41,571.00
TOTAL	$ 288,332.88

Note 5 - OTHER COMMITTMENTS
On October 3, 2005 the Company entered into a five year agreement with Ridge Clearing & Outsourcing Solutions, Inc. (formerly ADP Clearing and Outsourcing Services, Inc.) initially expiring October 2, 2011 to provide trading and brokerage services. Trading and clearing of securities began on October 20, 2005. On November 9, 2009 Penson Financial Services, Inc. entered into an asset purchase agreement with Ridge Clearing & Outsourcing Solutions, Inc. and on June 25, 2011 Penson Financial Services, Inc. assumed the agreement between Ridge Clearing & Outsourcing Solutions, Inc. and the Company.

On October 2, 2011 this agreement, now with Penson Financial Services, Inc. has been renewed on an annual basis. The agreement will automatically renew annually. While it is neither Management's nor Penson's intention to terminate this contract, either party can terminate the contract at any time with sixty (60) days notice.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. These services are provided by Penson Financial Services, Inc. This maintains the Company's compliance with the exemptive provisions of SEC Rule 15c3-3(k) (2)(ii).

PERCIVAL FINANCIAL PARTNERS, LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

Note 6 - NET CAPITAL REQUIREMENTS
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011 the Company had net capital of $110,101 with a percentage of aggregate indebtedness to net capital of 21.26%.

Note 7 – RESERVE REQUIREMENTS COMPLIANCE WITH SEC RULE 15c3-3
The Company complied with the requirements under SEC Rule 15c3-3 relating to reserve requirements, possession or control for the year ended December 31, 2011. The Company is subject to the provisions of the (k)(2)(ii) exemption from SEC Rule 15c3-3 per the original agreement executed with the NASD. Copies of this agreement are available upon request.

Note 8 – RETIREMENT PLANS
The Company instituted a 401(k) Plan during the year ended December 31, 2003. The plan is a discretionary, employee salary deferral type plan that requires a 3% non-elective matching contribution by the company. For the year ended December 31, 2011 this contribution is $7,800.

THIS PAGE INTENTIONALLY LEFT BLANK

Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS ∞ AUDITORS
A Professional Corporation
2 Reservoir Circle, Suite 100
Baltimore, Maryland 21208

Phone: (410) 486-8500
FAX: (410) 653-1093

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
STRUCTURE REQUIRED BY SECURITIES AND EXCHANGE
COMMISSION RULE 17a-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SECURITIES AND
EXCHANGE COMMISSION RULE 15c3-3 (k)(2)(ii)

In planning and performing our audit of the financial statements and supplemental schedules thereto of Percival Financial Partners, Ltd. as of December 31, 2011, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and supplemental information thereto and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission, we have made a study of the practices and procedures including tests of such practices and procedures followed by Percival Financial Partners, Ltd. that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(k)(2)(ii). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities therefore we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under section B of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities Exchange Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are

-12-

executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17 a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure, or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the Securities Exchange Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Richard N. Colman, CPA, Auditors, PC

Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS so AUDITORS
A Professional Corporation

Baltimore, Maryland
January 20, 2012

-13-

PERCIVAL FINANCIAL PARTNERS, LIMITED
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

Computation of Net Capital

Total Stockholder's Equity	326,462
Deduct: Stockholder's Equity not Allowable for Net Capital	0
Stockholders' Equity Qualified for Net Capital	326,462
Add: Liabilities Subordinated to Claims of General Creditors	0
Total Capital and Allowable Subordinated Liabilities and Credits	326,462

Deductions and/or Charges:
    Non-Allowable Assets:

Accounts Receivable Not Collected Within 30 Days	0
Furniture (Cost $27,176 less $27,176 Accumulated Depreciation)	0
Office Equipment (Cost $81,457 less $79,508 Accumulated Depreciation)	1,949
Leasehold Improvements (Cost $9,310 less $1,368 Accumulated Depreciation)	7,942
Other Assets	205,469
Total Non-Allowable Assets	215,360
Total Deductions and/or Charges:	215,360
Net Capital Before Haircuts on Securities Positions	111,102
Haircuts on Securities Positions	1,001
Total Haircuts on Securities Positions	1,001
Net Capital	110,101
Total Aggregate Indebtedness	
Accounts Payable	23,409
Total Aggregate Indebtedness	23,409
Percentage of Total Aggregate Indebtedness to Net Capital	21.26%

Computation of Basic Net Capital Requirement

Net Capital per Above   110,101

      Minimum Net Capital Required (6 2/3% of Aggregaste Indebtedness)   1,561
      Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer   5,000

Net Capital Requirement of Reporting Broker per NASD Agreement   5,000

Excess Net Capital   105,101

Net Capital less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Net Capital   104,101

Reconciliation with Company's Computation

Net Capital per Company's FOCUS Report   110,101

Add:

Deduct:

Net Capital per Above   110,101

PERCIVAL FINANCIAL PARTNERS, LIMITED
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2011

	$	%
OPERATING EXPENSES		
Advertising & Promotion	0	0.00
Automobile	20,768	1.87
Bank Service Charges	1,096	0.10
Consulting Expense	93,384	8.40
Contributions	41,975	3.78
Delivery, Courier and Postage	1,051	0.09
Depreciation	2,116	0.19
Dues, Subscriptions, and Publications	89,891	8.09
Employee Benefits	33,747	3.04
Entertainment	39,278	3.54
Insurance	1,471	0.13
Legal and Accounting	37,704	3.39
Office Expense	18,442	1.66
Payroll Services	1,788	0.16
Payroll Taxes	21,040	1.89
Pension Expense	7,837	0.71
Rent and Occupancy Expense (Note 4)	40,155	3.61
Salaries, Wages and Bonuses	272,835	24.56
Taxes and Licenses	3,315	0.30
Telephone and Communication	20,076	1.81
Travel	20,653	1.86
TOTAL OPERATING EXPENSES	**768,622**	**69.18**